Exhibit 99.1

Regulated information

Galapagos receives transparency notification from Johnson & Johnson

Mechelen, Belgium; 1 March 2016 22.00 CET - Galapagos NV (Euronext & NASDAQ: GLPG) received a transparency notification from Johnson & Johnson.

Pursuant to Belgian transparency legislation[1], Galapagos received a transparency notification on 1 March 2016 from Johnson & Johnson who notified that the 1,113,964 shares held by Johnson & Johnson Group Holdings GmbH (as legal successor to Tibotec-Virco Comm. VA) and the 1,236,097 shares held by Crucell Holland B.V., both subsidiaries of Johnson & Johnson, were sold on 25 February 2016.  Johnson & Johnson's shareholding thus decreased below the 5% notification threshold.  Johnson & Johnson continues to be a shareholder in Galapagos.  The full transparency notice is available on the Galapagos website.

About Galapagos

Galapagos (Euronext & NASDAQ: GLPG) is a clinical-stage biotechnology company specialized in the discovery and development of small molecule medicines with novel modes of action.  Our pipeline comprises three Phase 2, three Phase 1, five pre-clinical, and 20 discovery studies in cystic fibrosis, inflammation, fibrosis, osteoarthritis and other indications.  We have discovered and developed filgotinib: in collaboration with Gilead we aim to bring this JAK1-selective inhibitor for inflammatory indications to patients all over the world.  Galapagos is focused on the development and commercialization of novel medicines that will improve people's lives.  The Galapagos group, including fee-for-service subsidiary Fidelta, has approximately 400 employees, operating from its Mechelen, Belgium headquarters and facilities in The Netherlands, France, and Croatia.  More information at www.glpg.com.

CONTACT

Investors:	Media:
Elizabeth Goodwin	Evelyn Fox
VP IR & Corporate Communications	Director Communications
+1 781 460 1784	+31 6 53 591 999
ir@glpg.com	communications@glpg.com

Galapagos Forward-Looking Statements

This release may contain forward-looking statements.  Galapagos cautions the reader that forward-looking statements are not guarantees of future performance.  Forward-looking statements involve known and unknown risks, uncertainties and other factors which might cause the actual results, financial condition and liquidity, performance or achievements of Galapagos, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements.  In addition, even if Galapagos' results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods.  Among the factors that may result in differences are the inherent uncertainties associated with competitive developments, clinical trial and product development activities and regulatory approval requirements, Galapagos' reliance on collaborations with third parties, and estimating the commercial potential of our product candidates.  A further list and description of these risks, uncertainties and other risks can be found in the company's Securities and Exchange Commission filing and reports, including in the company's prospectus filed with the Securities and Exchange Commission on May 14, 2015 and subsequent filings and reports filed by the company with the Securities and Exchange Commission.  Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements.  These forward-looking statements speak only as of the date of publication of this document.  Galapagos expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.

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[1]  Belgian Act of 2 May 2007 on the disclosure of major shareholdings in issuers whose shares are admitted to trading on a regulated market